UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934


 The Lamaur Corporation (formerly Electronic Hair Styling, Inc.)
                        (Name of Issuer)


             COMMON STOCK, par value $0.01 per share
                 (Title of Class of Securities)


                           513233-10-6
                         (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is being filed:

[  ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[x] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement:
[  ]

                      CUSIP No. 513233-10-6

1.   Name of Reporting Person:  The Dow Chemical Company1
     I.R.S. Identification No. of the Above Person:  38-1285128

2.   Check the Appropriate Box if a Member of a Group: (a) [  ]
                                                       (b) [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization:  Delaware

Number of      5.   Sole Voting Power:  1,163,910 2
Shares
Beneficially   6.  Shared Voting Power:  0
Owned by Each
Reporting      7.   Sole Dispositive Power: 1,163,910 2
Person With
               8.   Shared Dispositive Power:  0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:  1,163,910 2

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:  [  ]

11.  Percent of Class Represented by Amount in Row (9):  13.7% 2

12.  Type of Reporting Person:  CO

Item 1.

     (a)  Name of Issuer: The Lamaur Corporation (formerly Electronic
                          Hair Styling, Inc.)

     (b)  Address of Issuer's Principal Executive Offices:  One Lovell Avenue
                                                            Mill Valley, CA
                                                            94941

Item 2.

     (a) Name of Person Filing: The Dow Chemical Company, which holds its beneficial interest in the Issuer through its ultimately wholly owned subsidiary, DowBrands Inc.
     (b)  Address of Principal Business Office:  2030 Dow Center,
                                                 Midland, MI
                                                 48674
     (c)  Citizenship:  Delaware
     (d)  Title of class of Securities:  Common Stock, par value $0.01 per share.
          The Reporting Person's beneficial ownership is as a result of holding 1,000,000 shares of the Issuer's Convertible Preferred Stock, Series A, and 763,500 shares of the Issuer's Convertible Preferred Stock,
          Series B, which were acquired by the Reporting Person in connection with the Issuer's November 1995 acquisition of certain assets from the Reporting
          Person. Collectively, these shares of Preferred Stock are convertible into 1,163,910 shares of the Issuer's
          Common Stock.
     (e)  CUSIP No.:  513233-10-6

Item 3.    Status of Person Filing.

     Not applicable

Item 4.  Ownership.

     (a)  Amount beneficially owned:  1,163,910*

     (b)  Percent of class:  13.7%*

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 1,163,910*

          (ii) Shared power to vote or to direct the vote:  -0-

          (iii)     Sole power to dispose or to direct the disposition of:
                    1,163,910*

          (iv) Shared power to dispose or to direct the disposition of:  -0-

* Note that the Reporting Person's beneficial ownership is as a result of holding 1,000,000 shares of the Issuer's Convertible Preferred Stock, Series A, and 763,500 shares of the Issuer's Convertible Preferred Stock, Series B, which were acquired by the Reporting Person in connection with the Issuer's November 1995 acquisition of certain assets from the Reporting Person. Collectively, these shares of Preferred Stock are convertible into 1,163,910 shares of the Issuer's Common Stock.


Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported or by the Parent Holding Company or Control Person.

     The Reporting Person holds its beneficial interest in the Issuer through its ultimately wholly owned subsidiary, DowBrands Inc. The Reporting Person's beneficial ownership is as a result of holding 1,000,000 shares of the Issuer's Convertible Preferred Stock, Series A, and 763,500 shares of the Issuer's Convertible Preferred Stock, Series B, which were acquired by the Reporting Person in connection with the Issuer's November 1995 acquisition of certain assets from the Reporting Person. Collectively, these shares of Preferred Stock are convertible into 1,163,910 shares of the Issuer's Common Stock.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable

Item 9.  Notice of Dissolution of Group.

     Not applicable

Item 10.  Certification

     Not applicable

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000       THE DOW CHEMICAL COMPANY



                              By:       /s/ J. PEDRO REINHARD
                              Name:     J. Pedro Reinhard
                              Title:    Executive Vice President
                                        and Chief Financial Officer

_______________________________
1 The Reporting Person holds its beneficial interest in the Issuer through its ultimately wholly owned subsidiary, DowBrands Inc.
2 The Reporting Person's beneficial ownership is as a result of holding 1,000,000 shares of the Issuer's Convertible Preferred Stock, Series A, and 763,500 shares of the Issuer's Convertible Preferred Stock, Series B, which were acquired by the Reporting Person in connection with the Issuer's November 1995 acquisition of certain assets from the Reporting Person. Collectively, these shares of Preferred Stock are convertible into 1,163,910 shares of the Issuer's Common Stock.